Ivy Andreenkova

Co-Founder & CTO at Qinta "Self-Driving Wallet for the Global Citizen"

Bangkok Metropolitan Area · Contact info

139 connections

Qinta

Experience

Co-Founder & CTO
Qinta
Jan 2021 – Present · 10 mos
San Francisco Bay Area

"Self-driving wallet for the global citizen"

We are mathematicians, Phds, finance professionals, and coders. And we got together to develop the self-driving wallet for the global citizen.

Our mission is to help people reach their financial goals so they can design the life that they want despite the new economic environment we are in.

Invest in Qinta: Self-driving wallet for the...

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Show 1 more experience

Education

Stanford University
Digital Marketing and SEO
2020 – 2020

Brigham Young University
MBA, Strategy
2013 – 2015
Activities and Societies: BYU Women In Management - VP Marketing; Social Impact BYU Association - VP Marketing

University of the Philippines
BSc, Computer Science
2000 – 2004

Volunteer experience

Founder
We Are All Agents
Apr 2012 – Apr 2013 · 1 yr 1 mo
Poverty Alleviation